SEC Mail Processing Section
RECEIVED
MAR 1 5 2011
Wash., D.C.
189

*AB 3/21

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FATOR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 5th Avenue, Suite 1520
(No. and Street)

New York	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Hegeman - CEO 646-205-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021436

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VJ 3/30

OATH OR AFFIRMATION

I, Frank Hegeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fator Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA COLÓN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6111608
Qualified in Westchester County
My Commission Expires October 22, 2012

Signature

CEO

Title

Monica Colon 2/28/11

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

FATOR SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

FATOR SECURITIES, LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

SEC MAIL PROCESSING
RECEIVED
MAR 1 5 2011
WASH, D.C.
189
SECTION

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Fator Securities, LLC

We have audited the statement of financial condition of **Fator Securities, LLC** as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Fator Securities, LLC** as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 14, 2011

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2010
ASSETS	
Cash and cash equivalents	$ 457,488
Deposit with clearing organization	99,993
Receivable from clearing organization	12,241
Due from member, net	28,586
Property and equipment, net	185,513
Prepaid expenses	22,617
Other assets	138,504
Total assets	$ 944,942
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 164,727
Deferred rent	48,183
Total liabilities	212,910
Member's equity	732,032
Total liabilities and member's equity	$ 944,942

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Fator Securities, LLC (the "Company") was formed in Delaware on February 14, 2006. The Company is a wholly owned subsidiary of Fator Empreendimentos E Participações Ltda (the "Member"), a holding company which is part of the Fator Group, one of the largest broker-dealers in Brazil. The Company is located in New York, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker that buys and sells securities primarily for institutional investors in the United States of America. The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3 (k)(2)(ii). The Company does not maintain possession and control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments, such as money market funds, that are readily convertible to known amounts of cash and have original maturities of three months or less.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	6 years	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Receivable from Clearing Organization

The Company carries its receivable from clearing organization at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivable from its clearing organization and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. As of December 31, 2010 amounts due from its clearing organization were considered fully collectible, and accordingly, no allowance was established.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. The effect of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated is recorded as foreign currency translation adjustment. Adjustments arising from foreign currency transactions for the year ended December 31, 2010 aggregated $4,965.

Income Taxes and Deferred Taxes

The Company is a limited liability company and elected to be treated as a corporation for tax purposes. The Company complies with accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Member's equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2010. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2010.

2. Property and Equipment

Property and equipment consist of the following at December 31, 2010:

Computer hardware	$ 149,653
Computer software	19,222
Furniture and fixtures	90,782
Leasehold improvements	102,436
	362,093
Less: Accumulated depreciation and amortization	176,580
	$ 185,513

Depreciation and amortization expense for the year ended December 31, 2010 aggregated $69,943.

During the year, the Company moved its office from Stamford, Connecticut to New York, New York. As a result, the Company wrote-off leasehold improvements in the amount of $69,252 and the related accumulated amortization of $67,577 to operations resulting in a loss of $1,675. The loss is included in other expenses in the Statement of Operations.

3. Income Taxes

At December 31, 2010, the Company has a federal net operating loss carry forward ("NOL") of approximately $5,950,000 for federal and state income tax purposes, which expires in 2030. The Company also has deferred start-up costs for income tax purposes and has elected to amortize such costs over a period of 180 months in accordance with Section 195(b) of the Internal Revenue Code. At December 31, 2010, the Company had unamortized start-up costs of approximately $163,000 for federal and state income tax purposes. The NOL and deferred start-up costs create a cumulative deferred tax asset of approximately $2,445,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The valuation allowance increased by approximately $1,019,000 from $1,426,000 in 2009 to $2,445,000 in 2010.

4. Commitments and Contingencies

The Company leases its office space under an operating lease for a term of six years which expires on June 30, 2016. Monthly rental payments start from approximately $14,000 and escalate to approximately $15,700 by the end of the term. The Company recognizes rent on a straight line basis over the life of the lease. The cumulative expense recognized on a straight-line basis in excess of the cumulative payment is included in deferred rent in the Statement of Financial Condition.

Future minimum lease payments are as follows:

Year ended December 31,	Amount
2011	$ 171,283
2012	175,267
2013	179,351
2014	183,538
2015	187,828
Thereafter	95,560
Total	$ 992,827

For the year ended December 31, 2010, occupancy costs aggregated $255,712.

4. Commitments and Contingencies (Continued)

From time to time, lawsuits are threatened or filed against the Company in the ordinary course of business. Such lawsuits typically involve claims from former or current employees, and vendors related to issues common to the financial services industry. A number of such claims may exist at any given time. Although there can be no assurance as to the ultimate disposition of these matters, it is management's opinion, based upon the information available at this time that the expected outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the results of operations, liquidity or financial condition of the Company.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3 percent of aggregate indebtedness or $250,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $342,440, which was $92,440 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.6 to 1.

The Company was below its minimum net capital requirement for the period from January 20, 2011 to January 27, 2011.

6. Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transaction to clearing organizations on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing organizations. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing organizations for losses, if any, which the clearing organizations may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organizations monitor collateral on the customers' accounts.

7. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits.

8. Concentration of Revenue

For the year ended December 31, 2010, the Company had a concentration of revenue from commissions earned from five customers which accounted for approximately 62% of total commissions' revenue.

9. Related Party Transactions

Due from Member, Net

The Company introduces certain of its securities transactions to its sole Member who acts as a clearing broker in the designated market. As of December 31, 2010, due from member amounting to $28,586 represents commissions receivable as a result of these transactions.

Floor Brokerage, Exchange and Clearing Fees

The Company clears some of its securities transactions through its Member. For the year ended December 31, 2010, the Company reported approximately $348,000 of expenses related to these clearing services. These amounts are recorded in floor brokerage, exchange and clearing fees in the accompanying Statement of Operations.

10. Subsequent Events

On January 21, 2011 and January 28, 2011, the Member made additional capital contributions of $50,000 and $500,000, respectively.